Exhibit 21.1

Name of Subsidiary	Jurisdiction
Duolingo Mexico S. de R.L. de C.V.	United Mexican States

Beijing Duolingo Technology Co., Ltd.	People’s Republic of China

Dos Lenguas LLC	United States of America